

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 23, 2006

<u>Via Mail and Fax</u>

Mr. John S. Cooper
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburg, PA 15238-8250

>   **RE: Portec Rail Products, Inc.**
>   **Form 10-K: For the Year Ended December 31, 2005**
>   **File Number: 000-50543**

Dear Mr. Cooper:

We have reviewed your correspondence dated May 5, 2006 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

1. We note both in your October 1, 2004 press release regarding the acquisition of Salient Systems and Salient Systems' website that you market their products, in part, as software. Paragraph 2 of SOP 97-2 states that the SOP should be applied to the revenue earned from licensing, selling, leasing, or otherwise marketing computer software, unless the software is incidental to the products or service as a whole. Please provide us a comprehensive analysis that demonstrates your basis for not applying SOP 97-2 to the sale of Salient Systems' products. As part of your analysis, address each of the factors in footnote 2 of SOP 97-2.

2. Please tell us the approximate percentage of revenue recognized for each of the design, manufacture, and installation processes for both your (1) data management and data detection systems, and (2) material handling operations.

3. Please provide us an analysis of the enforceable rights of your contracts for Salient Systems and material handling operations consistent with the guidance of paragraph 22 of SOP 81-1 to justify your application of SOP 81-1 for each.

4. Please tell us whether you capitalize precontract costs for any contracts accounted for under SOP 81-1. If you capitalize precontract costs, tell us the types and amounts of costs that are capitalized.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: John N. Pesarsick, Chief Financial Officer